Exhibit 99.1

Date: March 5, 2025	324-8th Avenue SW, 8th floor
Calgary AB, T2P 2Z2
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
Toronto Stock Exchange
New York Stock Exchange
Securities and Exchange Commission

Subject: SOUTH BOW CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 01, 2025
Record Date for Voting (if applicable) :	April 01, 2025
Beneficial Ownership Determination Date :	April 01, 2025
Meeting Date :	May 15, 2025
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	83671M105	CA83671M1059

Sincerely,

Computershare
Agent for SOUTH BOW CORPORATION